Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Holding(s) in Company
Released	17:00 12-Apr-07
Number	7757U

RNS Number:7757U
Tesco PLC
12 April 2007

HOLDING(S) IN COMPANY

Tesco PLC

12 April 2007

MAJOR SHAREHOLDING NOTIFICATION

In compliance with the Transitional Provisions of the Disclosure and Transparency Rules, Tesco PLC (the Company) announces that it has received notification from Legal & General Group PLC that through Legal & General Assurance (Pensions Management) Limited, it has a notifiable interest in 313,488,553 ordinary shares to 5p each in the Company representing 3.96% of the total voting rights of the Company.

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Herts EN8 9SL
Tel. 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	18:00 11-Apr-07
Number	7233U

RNS Number:7233U
Tesco PLC
11 April 2007

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan")

ANNOUNCEMENTS

11th April 2007

SHAREHOLDINGS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

Tesco PLC has today been notified that on 05th April 2007 the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 4.5525p on behalf of the directors and persons discharging managerial responsibilities ('PDMRs') listed below:

Director / PDMR	Number of shares
R W Brasher	24
P A Clarke	24
A Higginson	24
T P Leahy	24
T J R Mason	24
L Neville-Rolfe	24
D T Potts	24

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt

Hertfordshire
EN8 9SL

Tel: 01992 644608

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Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	18:00 23-Mar-07
Number	6588T

RNS Number:6588T
Tesco PLC
23 March 2007

Tesco PLC
23 March 2007

Tesco PLC

Tesco PLC - Transaction in Own Shares

Tesco PLC announces that on the 23rd of March 2007 it purchased from Deutsche Bank AG London 500,000 ordinary shares at an average price of 439.8391 pence per share.The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	18:00 26-Mar-07
Number	7503T

RNS Number:7503T
Tesco PLC
26 March 2007

Tesco PLC
26 March 2007

Tesco PLC

Tesco PLC - Transaction in Own Shares

Tesco PLC announces that on the 26th of March 2007 it purchased from Deutsche Bank AG London 2,000,000 ordinary shares at an average price of 438.81 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992 632222

END

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	18:00 27-Mar-07
Number	8353T

RNS Number:8353T
Tesco PLC
27 March 2007

Tesco PLC

27 March 2007

Tesco PLC

Tesco PLC - Transaction in Own Shares

Tesco PLC announces that on the 27th of March 2007 it purchased from Deutsche Bank AG London 500,000 ordinary shares at an average price of 442.8 pence per share.

The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	18:00 28-Mar-07
Number	9255T

RNS Number:9255T
Tesco PLC
28 March 2007

Tesco PLC

28 March 2007

TESCO PLC - Transaction in Own Shares

Tesco PLC announces that on the 28th of March 2007 it purchased from Deutsche Bank AG London 500,000 ordinary shares at an average price of 439.72 pence per share.

The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992 632222

END

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	18:00 29-Mar-07
Number	0380U

RNS Number:0380U
Tesco PLC
29 March 2007

Tesco PLC
29 March 2007

Tesco PLC - Transaction in Own Shares

Tesco PLC announces that on the 29th of March 2007 it purchased from Deutsche Bank AG London 500,000 ordinary shares at an average price of 442.98 pence per share.

The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992 632222

END

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	18:00 30-Mar-07
Number	1676U

RNS Number:1676U
Tesco PLC
30 March 2007

Tesco PLC

30 March 2007

Tesco PLC - Transaction in Own Shares

Tesco PLC announces that on the 30th of March 2007 it purchased from Deutsche Bank AG London 500,000 ordinary shares at an average price of 443.73 pence per share.

The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992 632222

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Company	Tesco PLC
TIDM	TSCO
Headline	Total Voting Rights
Released	18:01 30-Mar-07
Number	1672U

RNS Number:1672U
Tesco PLC
30 March 2007

TOTAL VOTING RIGHTS

Tesco PLC

30 March 2007

TESCO PLC - VOTING RIGHTS AND CAPITAL

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

At 6pm on 30 March 2007 Tesco plc had 7,931,723,074 issued ordinary shares of 5p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Tesco plc. Tesco plc does not hold any ordinary shares in Treasury.

This figure (7,931,723,074) may be used by shareholders and others with notification obligations as their denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Tesco plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

J Lloyd
Company Secretary
Tesco plc
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel. 01992 632222

This information is provided by RNS
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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:45 02-Apr-07
Number	2729U

RNS Number:2729U
Tesco PLC
02 April 2007

Tesco PLC

2 April 2007

Tesco PLC - Transaction in Own Shares

Tesco PLC announces that on the 2nd April 2007 it purchased from Deutsche Bank AG London 500,000 ordinary shares at an average price of 448.0480 pence per share.

The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary

Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992 632222

END

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The company news service from the London Stock Exchange

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